UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 27)*

Lamar Advertising Company

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

512816-10-9

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 512816-10-9	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Reilly Family, LLC[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,000,000[2]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,000,000[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%[3]
12	TYPE OF REPORTING PERSON* PN

[1]	Formerly known as the Reilly Family Limited Partnership prior to conversion to a limited liability company on October 29, 2019.
[2]

Consists of 9,000,000 shares of Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), which are convertible into shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), on a one-for-one basis.

[3]

Assumes the conversion of all Class B Common Stock into Class A Common Stock. If the 9,000,000 shares of Class B Common Stock owned by the Reilly Family, LLC (the “RFLLC”) listed above were converted to Class A Common Stock and all other shares of Class B Common Stock remained outstanding, the RFLLC would own 9.3% of the Class A Common Stock. Based on 87,578,076 shares outstanding of Class A Common Stock as of October 27, 2023.

CUSIP No. 512816-10-9	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Kevin P. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,807,857[4]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,807,857[5]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,807,857[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%[6]
12	TYPE OF REPORTING PERSON* IN

[4]

Includes: (i) 423,607 shares of Class A Common Stock, (ii) 11,362,250 shares of Class B Common Stock, 9,000,000 shares of which are held by the RFLLC, of which Mr. Reilly is the Executive Manager, 1,796,039 shares of which are held by Grand Pass, L.L.C (“Grand Pass”) of which Mr. Reilly is the Manager and 566,211 shares of which are held by Ninemile, L.L.C. (“Ninemile”), of which Mr. Reilly is the Manager and (iii) 22,000 Common Units of Lamar Advertising Limited Partnership (the “OP”), which Common Units of the OP are redeemable by the holder for shares of Lamar Advertising Company Class A Common Stock after a holding period, or for cash at the general partner’s option. The Executive Manager of the RFLLC exercises sole voting power over the shares held by the RFLLC, but disposition of the shares requires the approval of 75% of the Managers of the RFLLC. The Manager of Grand Pass has sole voting and dispositive power over the shares held by Grand Pass. The Manager of Ninemile exercises sole voting and dispositive power over the shares held by Ninemile.

[5]

Includes: (i) 423,607 shares of Class A Common Stock, (ii) 2,362,250 shares of Class B Common Stock, 1,796,039 shares of which are held by Grand Pass and 566,211 shares of which are held by Ninemile and (iii) 22,000 Common Units of the OP.

[6]

Assumes the conversion of all Class B Common Stock into Class A Common Stock. If the 11,362,250 shares of Class B Common Stock, 9,000,000 shares of which are held by the RFLLC, 1,796,039 shares of which are held by Grand Pass and 566,211 shares of which are held by Ninemile, were converted to Class A Common Stock and all other shares of Class B Common Stock remained outstanding, Mr. Reilly would own 11.9% of the Class A Common Stock. Based on 87,578,076 shares outstanding of Class A Common Stock as of October 27, 2023.

CUSIP No. 512816-10-9	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Lamar Advertising Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5321 Corporate Boulevard

Baton Rouge, Louisiana 70808

Item 2(a).	Name of Person Filing:

Reilly Family, LLC

Kevin P. Reilly, Jr.

Item 2(b).	Address of Principal Business Offices or, if None, Residence:

For each Reporting Person:

c/o Lamar Advertising Company

5321 Corporate Boulevard

Baton Rouge, LA 70808

Item 2(c).	Citizenship:

The RFLLC is a Delaware limited liability company. The other Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share. The Class B Common Stock, $0.001 par value per share, is convertible on a one-for-one basis into shares of Class A Common Stock. (Generally, Class B Common Stock is entitled to ten votes per share, whereas Class A Stock is entitled to one vote per share.)

Item 2(e).	CUSIP Number:

512816-10-9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP No. 512816-10-9	13G	Page 5 of 9 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership (as of December 31, 2023):

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Box 9 on cover pages.

(b)	Percent of class:

See Box 11 on cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Box 5 on cover pages.

(ii)	Shared power to vote or direct the vote:

See Box 6 on cover pages.

CUSIP No. 512816-10-9	13G	Page 6 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of:

See Box 7 on cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See Box 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 512816-10-9	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Reilly Family, LLC

By:	/s/ Kevin P. Reilly, Jr.
Name: Kevin P. Reilly, Jr.
Title: Executive Manager

/s/ Kevin P. Reilly, Jr.
Kevin P. Reilly, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 512816-10-9	13G	Page 8 of 9 Pages

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1

Agreement as to Joint Filing of Amendment to Schedule 13G.